Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005
Earnings:
Total earnings	$162,902	$133,126	$88,645	$25,117	$34,687
Income tax provision	88,100	73,476	53,426	16,318	22,627

Pre Tax Earnings	251,002	206,602	142,071	41,435	57,314

Fixed charges:
Interest charges	84,398	92,677	91,767	76,732	80,266
Interest factor of operating rents	1,100	1,052	931	698	635

Total fixed charges	85,498	93,729	92,698	77,430	80,901

Earnings as adjusted	$336,500	$300,331	$234,769	$118,865	$138,215

Ratio of earnings to fixed charges (1)	3.9	3.2	2.5	1.5	1.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.